Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Bilibili Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NASDAQ: BILI and HKEX: 9626)

POLL RESULTS OF THE ANNUAL GENERAL MEETING HELD ON JUNE 17, 2026

Reference is made to the circular (the “Circular”) of Bilibili Inc. (the “Company”) incorporating, amongst others, the notice of the annual general meeting of the Company (the “Annual General Meeting”) dated April 16, 2026 (the “Notice”). Unless the context requires otherwise, the capitalized terms used herein shall have the same meanings as those defined in the Circular.

The board (the “Board”) of directors (the “Directors”) of the Company is pleased to announce that at the Annual General Meeting held on June 17, 2026, all the proposed resolutions as set out in the Notice were taken by poll. The poll results in respect of the resolutions proposed at the Annual General Meeting are as follows:

			Number of Votes Cast (%)			Total Number of Votes Cast	Total Number of Voting Shares
Resolutions			For	Against	Abstain
1.	As an ordinary resolution: THAT the audited consolidated financial statements of the Company and the reports of the directors and auditors of the Company for the year ended December 31, 2025 be received	Class Z Ordinary Shares	190,489,413 (99.678458%)	14,893 (0.007793%)	599,587 (0.313749%)	191,103,893	191,103,893
		Class Y Ordinary Shares	797,000,100 (100.000000%)	0 (0.000000%)	0 (0.000000%)	797,000,100	79,700,010
		Total Number (Class Z & Class Y)	987,489,513 (99.937812%)	14,893 (0.001507%)	599,587 (0.060681%)	988,103,993	270,803,903

2.	As an ordinary resolution: THAT Rui Chen be re-elected to serve as a director until the 2029 annual general meeting of shareholders and until his successor is duly elected and qualified, subject to his earlier resignation or removal	Class Z Ordinary Shares	166,531,671 (87.141958%)	23,745,530 (12.425456%)	826,689 (0.432586%)	191,103,890	191,103,890
		Class Y Ordinary Shares	797,000,100 (100.000000%)	0 (0.000000%)	0 (0.000000%)	797,000,100	79,700,010
		Total Number (Class Z & Class Y)	963,531,771 (97.513195%)	23,745,530 (2.403141%)	826,689 (0.083664%)	988,103,990	270,803,900

			Number of Votes Cast (%)			Total Number of Votes Cast	Total Number of Voting Shares
Resolutions			For	Against	Abstain
3.	As an ordinary resolution: THAT Eric He be re-elected to serve as an independent director until the 2029 annual general meeting of shareholders and until his successor is duly elected and qualified, subject to his earlier resignation or removal	Class Z Ordinary Shares	163,419,475 (85.513422%)	27,625,634 (14.455819%)	58,781 (0.030759%)	191,103,890	191,103,890
		Class Y Ordinary Shares	79,700,010 (100.000000%)	0 (0.000000%)	0 (0.000000%)	79,700,010	79,700,010
		Total Number (Class Z & Class Y)	243,119,485 (89.776951%)	27,625,634 (10.201343%)	58,781 (0.021706%)	270,803,900	270,803,900

4.	As an ordinary resolution: THAT Guoqi Ding be re-elected to serve as an independent director until the 2029 annual general meeting of shareholders and until his successor is duly elected and qualified, subject to his earlier resignation or removal	Class Z Ordinary Shares	190,014,698 (99.430052%)	1,029,680 (0.538807%)	59,512 (0.031141%)	191,103,890	191,103,890
		Class Y Ordinary Shares	79,700,010 (100.000000%)	0 (0.000000%)	0 (0.000000%)	79,700,010	79,700,010
		Total Number (Class Z & Class Y)	269,714,708 (99.597793%)	1,029,680 (0.380231%)	59,512 (0.021976%)	270,803,900	270,803,900

5.	As an ordinary resolution: THAT authorize the Board to fix the remuneration of the directors	Class Z Ordinary Shares	188,638,295 (98.709814%)	2,198,177 (1.150253%)	267,418 (0.139933%)	191,103,890	191,103,890
		Class Y Ordinary Shares	797,000,100 (100.000000%)	0 (0.000000%)	0 (0.000000%)	797,000,100	79,700,010
		Total Number (Class Z & Class Y)	985,638,395 (99.750472%)	2,198,177 (0.222464%)	267,418 (0.027064%)	988,103,990	270,803,900

6.	As an ordinary resolution: THAT PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP be re-appointed as auditors of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board to fix their remuneration for the year ending December 31, 2026	Class Z Ordinary Shares	161,438,765 (84.476964%)	29,613,011 (15.495766%)	52,114 (0.027270%)	191,103,890	191,103,890
		Class Y Ordinary Shares	79,700,010 (100.000000%)	0 (0.000000%)	0 (0.000000%)	79,700,010	79,700,010
		Total Number (Class Z & Class Y)	241,138,775 (89.045533%)	29,613,011 (10.935223%)	52,114 (0.019244%)	270,803,900	270,803,900

			Number of Votes Cast (%)			Total Number of Votes Cast	Total Number of Voting Shares
Resolutions			For	Against	Abstain
7.	As an ordinary resolution: THAT a general mandate be granted to the directors to issue, allot, and deal with additional Class Z ordinary shares of the Company (including any sale or transfer of treasury shares out of treasury) not exceeding 20% of the total number of issued Shares of the Company (excluding treasury shares) as of the date of passing of this resolution	Class Z Ordinary Shares	127,482,364 (66.708409%)	63,543,942 (33.250993%)	77,584 (0.040598%)	191,103,890	191,103,890
		Class Y Ordinary Shares	797,000,100 (100.000000%)	0 (0.000000%)	0 (0.000000%)	797,000,100	79,700,010
		Total Number (Class Z & Class Y)	924,482,464 (93.561252%)	63,543,942 (6.430896%)	77,584 (0.007852%)	988,103,990	270,803,900

8.	As an ordinary resolution: THAT a general mandate be granted to the directors to repurchase Class Z ordinary shares and/or ADSs of the Company not exceeding 10% of the total number of issued Shares of the Company (excluding treasury shares) as of the date of passing of this resolution	Class Z Ordinary Shares	189,822,871 (99.329674%)	1,199,147 (0.627484%)	81,872 (0.042842%)	191,103,890	191,103,890
		Class Y Ordinary Shares	797,000,100 (100.000000%)	0 (0.000000%)	0 (0.000000%)	797,000,100	79,700,010
		Total Number (Class Z & Class Y)	986,822,971 (99.870356%)	1,199,147 (0.121358%)	81,872 (0.008286%)	988,103,990	270,803,900

9.	As an ordinary resolution: THAT the general mandate granted to the directors to issue, allot, and deal with additional Shares in the capital of the Company (including any sale or transfer of treasury shares out of treasury) be extended by the aggregate number of the Shares and/ or Shares underlying the ADSs repurchased by the Company	Class Z Ordinary Shares	128,580,339 (67.282952%)	62,467,939 (32.687948%)	55,612 (0.029100%)	191,103,890	191,103,890
		Class Y Ordinary Shares	797,000,100 (100.000000%)	0 (0.000000%)	0 (0.000000%)	797,000,100	79,700,010
		Total Number (Class Z & Class Y)	925,580,439 (93.672371%)	62,467,939 (6.322001%)	55,612 (0.005628%)	988,103,990	270,803,900

			Number of Votes Cast (%)			Total Number of Votes Cast	Total Number of Voting Shares
Resolutions			For	Against	Abstain
10.	As a special resolution: THAT the adoption of the New Articles of Association in substitution for and to the exclusion of the existing Articles of Association in the manner as set out in Appendix III to the Circular be approved with effect from the date of approval of the Shareholders at the AGM	Class Z Ordinary Shares	190,844,277 (99.864151%)	43,315 (0.022666%)	216,298 (0.113183%)	191,103,890	191,103,890
		Class Y Ordinary Shares	79,700,010 (100.000000%)	0 (0.000000%)	0 (0.000000%)	79,700,010	79,700,010
		Total Number (Class Z & Class Y)	270,544,287 (99.904132%)	43,315 (0.015995%)	216,298 (0.079873%)	270,803,900	270,803,900

Note: Please refer to the Notice for the full text of the resolutions proposed at the Annual General Meeting.

According to the Articles of Association, each Class Y Ordinary Share shall entitle the holder thereof to ten (10) votes, and each Class Z Ordinary Share shall entitle the holder thereof to one (1) vote (i.e. for resolutions numbered 1, 2, 5, and 7 to 9 above), save for resolutions numbered 3, 4, 6 and 10 above, in which case each Class Y Ordinary Share and each Class Z Ordinary Share shall entitle its holder to one (1) vote.

As a simple majority of the votes were cast in favor of each of the resolutions numbered 1 to 9 above, all such ordinary resolutions were duly passed as ordinary resolutions.

As not less than three-fourths of the votes were cast in favor of the resolution numbered 10 above, such special resolution was duly passed as special resolution.

The total number of issued Shares as at the Share Record Date was 425,034,110 Shares, comprising 345,334,100 Class Z Ordinary Shares and 79,700,010 Class Y Ordinary Shares, of which 8,405,463 Class Z Ordinary Shares are reserved for future issuance upon the exercise or vesting of awards granted under the Company’s share incentive plans. Accordingly, the total number of issued Shares entitling the Shareholders to attend and vote on all resolutions as at the date of the Annual General Meeting was 416,628,647 Shares, comprising 336,928,637 Class Z Ordinary Shares and 79,700,010 Class Y Ordinary Shares. There were no Shares entitling the holders to attend and abstain from voting in favour at the Annual General Meeting as set out in rule 13.40 of the Listing Rules. No person was required under the Listing Rules to abstain from voting on the resolutions proposed at the Annual General Meeting and no party has stated its intention in the Circular to vote against or to abstain from voting the resolutions proposed at the Annual General Meeting.

Two Directors, Mr. Yi Xu and Mr. Eric He, attended the Annual General Meeting either in person or by means of telecommunication.

Computershare Hong Kong Investor Services Limited, the Hong Kong branch share registrar of the Company, acted as the scrutineer for counting of votes at the Annual General Meeting.

By order of the Board
Bilibili Inc. Rui Chen Chairman

Hong Kong, June 17, 2026

As of the date of this announcement, the Board comprises Mr. Rui Chen as the chairman, Ms. Ni Li and Mr. Yi Xu as Directors, Mr. JP Gan, Mr. Eric He, Mr. Feng Li and Mr. Guoqi Ding as independent Directors.